Exhibit 15.1

Unaudited Condensed Combined Pro Forma Financial Statements of PubCo

Defined terms included below shall have the same meaning as terms defined and included elsewhere in this Report on Form 20-F and, if not defined in the Form 20-F, in the proxy statement and prospectus on form F-4 (Reg. No. 333-278499), as amended, initially filed with the SEC on April 4, 2024 (the “Proxy Statement/Prospectus”).

Introduction

The following unaudited pro forma condensed combined financial information is provided to aid you in your analysis of the financial aspects of the Business Combination. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. Defined terms included below have the same meaning as terms defined and included elsewhere in the Proxy Statement/Prospectus.

The unaudited pro forma combined balance sheet as of June 30, 2024 gives pro forma effect to the Transactions as if they had been consummated as of that date. The unaudited pro forma combined statements of operations for the fiscal years ended June 30, 2024 give pro forma effect to the Transactions as if they had occurred as of the beginning of the earliest period presented. The unaudited pro forma condensed combined balance sheet is presented as of June 30, 2024 and the unaudited pro forma combined statements of operations are presented for the fiscal years ended June 30, 2024.

This information should be read together with Gamehaus’ and Golden Star’s audited financial statements and related notes, “Gamehaus Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Golden Star Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and other financial information included elsewhere in the Proxy Statement/Prospectus, and in the case of Golden Star, its Quarterly Report on Form 10-Q for the period ended June 30, 2024 (“June 30 Form 10-Q”) with respect to the financial statements included therein and used in these unaudited pro forma condensed combined financial information.

The unaudited pro forma combined balance sheet as of June 30, 2024 has been prepared using the following:

●	Gamehaus’ audited historical consolidated balance sheet as of June 30, 2024 and the related notes included elsewhere in the Proxy Statement/Prospectus; and

●	Golden Star’s unaudited historical balance sheet as of June 30, 2024 and the related notes as included in its June 30 Form 10-Q.

The unaudited pro forma combined statement of operations for the fiscal years ended June 30, 2024 has been prepared using the following:

●	Gamehaus’ audited historical consolidated statement of operations for the fiscal years ended June 30, 2024, and the related notes included elsewhere in the Proxy Statement/Prospectus; and

●	Golden Star’s audited historical statement of operation for the fiscal year ended December 31, 2023, unaudited statements of operations for the six months ended June 30, 2024 and 2023, and the related notes included in its June 30 Form 10-Q.

Description of the Transactions

On September 16, 2023, Golden Star entered into the Business Combination Agreement with the Purchaser Representative, Pubco, the First Merger Sub, the Second Merger Sub, and Gamehaus. Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, at the Closing, (i) the First Merger Sub will merge with and into Gamehaus, with Gamehaus surviving the First Merger as a wholly owned subsidiary of Pubco and the outstanding shares of Gamehaus being converted into the right to receive shares of Pubco; and (ii) the Second Merger Sub will merge with and into Golden Star, with Golden Star surviving the Second Merger as a wholly owned subsidiary of Pubco and the outstanding securities of Golden Star being converted into the right to receive substantially equivalent securities of Pubco.

As a result of the Mergers, (i) each of the ordinary shares of Gamehaus that are issued and outstanding immediately prior to the First Merger Effective Time, except for the Gamehaus Specially Designated Ordinary Shares, will be cancelled and converted into the right to receive such number of Class A Ordinary Shares equal to the Exchange Ratio in accordance with the Business Combination Agreement; (ii) each Gamehaus Specially Designated Ordinary Share that is issued and outstanding immediately prior to the First Merger Effective Time will be cancelled and converted into the right to receive the number of Class B Ordinary Shares equal to the Exchange Ratio; (iii) each preferred share of Gamehaus that is issued and outstanding immediately prior to the First Merger Effective Time will be first converted into such number of ordinary shares of Gamehaus pursuant to the terms and conditions of the memorandum and articles of association of Gamehaus, as amended, and immediately thereafter such resulting ordinary shares will be converted into the right to receive such number of Class A Ordinary Shares based on the Exchange Ratio; (iv) each ordinary share of Golden Star that is issued and outstanding immediately prior to the Effective Time shall be cancelled and converted automatically into the right to receive one Class A Ordinary Share; and (v) each issued and outstanding Golden Star right shall be automatically converted into two-tenths of one Class A Ordinary Share. The implied total equity value for the combined entity following consummation of the business combination is $500 million.

Accounting for the Transactions

The Business Combination will be accounted for as a reverse merger in accordance with U.S. GAAP. Under this method of accounting, Golden Star will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the holders of Gamehaus expecting to have a majority of the voting power of the post-combination company, Gamehaus Senior Management comprising substantially all of the Senior Management of the post-combination company, the relative size of Gamehaus compared to Golden Star, and Gamehaus operations comprising the ongoing operations of the post-combination company. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Pubco issuing stock for the net assets of Golden Star, accompanied by a recapitalization. The net assets of Golden Star will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Gamehaus.

Basis of Pro Forma Presentation

The historical financial information has been adjusted to give pro forma effect to events that are related and/or directly attributable to the Business Combination, are factually supportable, and as it relates to the unaudited pro forma combined statement of operations, are expected to have a continuing impact on the results of the post-combination company. The adjustments presented on the unaudited pro forma combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the post-combination company upon consummation of the Business Combination.

The unaudited pro forma combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma combined financial information as being indicative of the historical financial position and results that would have been achieved had the companies always been combined or the future financial position and results that the post-combination company will experience. Gamehaus and Golden Star have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

There is no historical activity with respect to Pubco, First Merger Sub, and Second Merger Sub, and accordingly, no adjustments were required with respect to these entities in the pro forma combined financial statements.

The unaudited pro forma combined financial information has been prepared assuming various alternative levels of redemption into cash of Golden Star ordinary shares:

●	Scenario 1 — Assuming Minimum Redemptions into Cash: no other Golden Star shareholders exercise their redemption rights, all Golden Star shares previously subject to redemption for cash would be transferred to permanent equity, except for 2,801,372 shares redeemed by a number of shareholders of Golden Star in an aggregate principal amount of $30.4 million subsequent to June 30, 2024;

●	Scenario 2 — Assuming 50% Redemption into Cash: an interim number of Golden Star shares are redeemed for cash by Golden Star shareholders. Approximately $44.4 million would be paid out in cash, which represents 2,801,372 shares redeemed by a number of shareholders of Golden Star in an aggregate principal amount of $30.4 million subsequent to June 30, 2024 and 1,251,011 shares redeemed in assumption, and

●	Scenario 3 — Assuming 100% Redemption into Cash: the maximum number of Golden Star shares are redeemed for cash by Golden Star shareholders. Approximately $58.3 million would be paid out in cash, which represents 5,303,393 of the maximum shares redeemed by shareholders of Golden Star in assumption, among which 2,801,372 Golden Star shares has been redeemed subsequent to June 30, 2024.

The following table provides a pro forma summary of the Pubco Ordinary Shares that would be outstanding under each of the redemption scenarios if the Business Combination had occurred on June 30, 2024.

	Assuming Minimum Redemptions		Assuming 50% Redemptions		Assuming 100% Redemptions
	Share	%	Share	%	Share	%
Golden Star’s Public Shares*	2,502,021	4.5%	1,251,011	2.3%	-	0.0%
Golden Star’s Founder Shares	1,725,000	3.1%	1,725,000	3.2%	1,725,000	3.2%
Private Shares	307,000	0.5%	307,000	0.5%	307,000	0.6%
Golden Star shares which shareholders will be entitled to upon conversion of the Public and Private Rights underlying Units issued	1,441,400	2.6%	1,441,400	2.6%	1,441,400	2.7%
Gamehaus Shares	50,000,000	89.3%	50,000,000	91.4%	50,000,000	93.5%
Pro Forma Ordinary Shares	55,975,421	100.0%	54,724,411	100.0%	53,473,400	100.0%

*	Subsequent to June 30, 2024, 2,801,372 Golden Star’s shares were redeemed. The remaining public shares of Golden Star were 2,502,021 shares.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF JUNE 30, 2024

			Scenario 1			Scenario 2			Scenario 3
			Assuming Minimum Redemptions into Cash			Assuming 50% Redemptions into Cash			Assuming 100% Redemptions into Cash
	GAMEHAUS (A)	GODN (B)	Pro Forma Adjustments		Pro Forma Balance Sheet	Pro Forma Adjustments		Pro Forma Balance Sheet	Pro Forma Adjustments		Pro Forma Balance Sheet
ASSETS
Current assets
Cash and cash equivalents	$18,816,535	$-	$58,346,772	(1)	$41,793,060	$58,346,772	(1)	$27,831,239	$58,346,772	(1)	$13,869,167
	-	-	(4,090,653	)(2)	-	(4,090,653	)(2)	-	(4,090,653	)(2)	-
	-	-	(856,694	)(3)	-	(856,694	)(3)	-	(856,694	)(3)	-
	-	-	(30,422,900	)(4)	-	(44,384,721	)(4)	-	(58,346,793	)(4)	-
Restricted cash	3,605	-	-		3,605	-		3,605	-		3,605
Advance to suppliers	9,708,899	-	-		9,708,899	-		9,708,899	-		9,708,899
Accounts receivable	11,024,450	-	-		11,024,450	-		11,024,450	-		11,024,450
Prepaid expenses and other current assets	2,041,112	151,250	(106,250	)(2)	2,086,112	(106,250	)(2)	2,086,112	(106,250	)(2)	2,086,112
Total Current Assets	41,594,601	151,250	22,870,275		64,616,126	8,908,454		50,654,305	(5,053,618)		36,692,233

Plant and equipment, net	133,558	-	-		133,558	-		133,558	-		133,558
Intangible assets, net	5,293,126	-	-		5,293,126	-		5,293,126	-		5,293,126
Right-of-use assets	695,571	-	-		695,571	-		695,571	-		695,571
Deferred offering cost	1,571,328	-	(1,571,328	)(3)	-	(1,571,328	)(3)	-	(1,571,328	)(3)	-
Equity investments	1,992,206	-	-		1,992,206	-		1,992,206	-		1,992,206
Marketable Securities held in Trust Account	-	57,640,703	(58,346,772	)(1)	-	(58,346,772	)(1)	-	(58,346,772	)(1)	-
	-	-	250,000	(6)	-	250,000	(6)	-	250,000	(6)	-
	-	-	456,069	(7)	-	456,069	(7)	-	456,069	(7)
Total Non-current Assets	9,685,789	57,640,703	(59,212,031)		8,114,461	(59,212,031)		8,114,461	(59,212,031)		8,114,461
Total Assets	51,280,390	57,791,953	(36,341,756)		72,730,587	(50,303,577)		58,768,766	(64,265,649)		44,806,694

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable	13,034,836	632,733	(632,733	)(2)	13,034,836	(632,733	)(2)	13,034,836	(632,733	)(2)	13,034,836
Accrued expenses and other current liabilities	555,714	106,250	(106,250	)(2)	555,714	(106,250	)(2)	555,714	(106,250	)(2)	555,714
Operating lease liabilities	336,046	-	-		336,046	-		336,046	-		336,046
Taxes payable	19,466	-	-		19,466	-		19,466	-		19,466
Contract liabilities	2,830,068	-	-		2,830,068	-		2,830,068	-		2,830,068
Due to related parties	107,361	704,716	(704,716	)(2)	107,361	(704,716	)(2)	107,361	(704,716	)(2)	107,361
Promissory note – related party	-	778,204	(778,204	)(2)		(778,204	)(2)		(778,204	)(2)	-
	-	-	(250,000	)(2)	-	(250,000	)(2)	-	(250,000	)(2)	-
	-	-	250,000	(6)	-	250,000	(6)	-	250,000	(6)	-
Total Current Liabilities	16,883,491	2,221,903	(2,221,903)		16,883,491	(2,221,903)		16,883,491	(2,221,903)		16,883,491

Operating lease liabilities – non-current	351,856	-	-		351,856	-		351,856	-		351,856
Deferred underwriting commissions	-	1,725,000	(1,725,000	)(2)	-	(1,725,000	)(2)	-	(1,725,000	)(2)	-
Total Liabilities	17,235,347	3,946,903	(3,946,903)		17,235,347	(3,946,903)		17,235,347	(3,946,903)		17,235,347

Ordinary shares subject to possible redemption, 5,303,393 shares at redemption value of $10.87 per share, including interest and dividends earned in Trust Account	-	57,640,724	(58,346,793	)(4)	-	(58,346,793	)(4)	-	(58,346,793	)(4)	-
			250,000	(6)		250,000	(6)		250,000	(6)
Shareholders’ Equity (Deficit)			456,069	(7)		456,069	(7)		456,069	(7)
Ordinary shares, $0.0001 par value, 425,262,873 shares authorized, 75,409,060 shares issued and outstanding as of June 30, 2024.	7,541	-	(7,541	)(5)	-	(7,541	)(5)	-	(7,541	)(5)	-
Ordinary shares, $0.001 par value; 50,000,000 shares authorized; 2,032,000 shares issued and outstanding at June 30, 2024	-	2,032	(2,032	)(5)	-	(2,032	)(5)	-	(2,032	)(5)	-
Ordinary shares, class A	-	-	3,787	(5)	4,038	3,787	(5)	3,912	3,787	(5)	3,787
	-	-	251	(4)	-	125	(4)	-	-		-
Ordinary shares, class B	-	-	1,560	(5)	1,560	1,560	(5)	1,560	1,560	(5)	1,560
Preferred shares, $0.0001 par value, 74,737,127 shares authorized, 74,737,127 shares issued and outstanding as of June 30, 2024.	7,474	-	(7,474	)(5)	-	(7,474	)(5)	-	(7,474	)(5)	-
Additional paid-in capital	16,193,191	-	27,923,642	(4)	37,652,806	13,961,947	(4)	23,691,111	-		9,729,164
	-	-	(1,971,025	)(3)	-	(1,971,025	)(3)	-	(1,971,025	)(3)	-
	-	-	(4,493,002	)(5)	-	(4,493,002	)(5)	-	(4,493,002	)(5)	-
Retained earnings/Accumulated deficit	19,581,470	(3,797,706)	(456,997	)(3)	19,581,469	(456,997)		19,581,469	(456,997	)(3)	19,581,469
			(250,000	)(6)		(250,000	)(6)		(250,000	)(6)
	-	-	4,504,702	(5)	-	4,504,702	(5)	-	4,504,702	(5)	-
Accumulated other comprehensive loss	(1,772,669)	-	-		(1,772,669)	-		(1,772,669)	-		(1,772,669)
Total Equity	34,017,007	(3,795,674)	25,245,871		55,467,204	11,284,050		41,505,383	(2,678,022)		27,543,311
Non-controlling interest	28,036	-	-		28,036	-		28,036	-		28,036
Total Shareholder’s Equity (Deficit)	34,045,043	(3,795,674)	25,245,871		55,495,240	11,284,050		41,533,419	(2,678,022)		27,571,347
Total Liabilities and Shareholder’s Equity (Deficit)	$51,280,390	$57,791,953	$(36,341,756)		$72,730,587	$(50,303,577)		$58,768,766	$(64,265,649)		$44,806,694

(A)	Derived from the audited condensed consolidated balance sheet of Gamehaus as of June 30, 2024.
(B)	Derived from the unaudited balance sheet of Golden Star as of June 30, 2024.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE FISCAL YEAR ENDED JUNE 30, 2024

			Scenario 1			Scenario 2			Scenario 3
			Assuming Minimum Redemptions into Cash			Assuming 50% Redemptions into Cash			Assuming 100% Redemptions into Cash
	Gamehaus (A)	Golden Star (B)	Pro Forma Adjustments		Pro Forma Income Statement	Pro Forma Adjustments		Pro Forma Income Statement	Pro Forma Adjustments		Pro Forma Income Statement
REVENUE	$145,236,749	$-	$-		$145,236,749	$-		$145,236,749	$-		$145,236,749
OPERATING COST AND EXPENSES
Cost of revenue	70,658,025	-	-		70,658,025	-		70,658,025	-		70,658,025
Research and development expenses	4,788,467	-	-		4,788,467	-		4,788,467	-		4,788,467
Selling and marketing expenses	57,685,521	-	-		57,685,521	-		57,685,521	-		57,685,521
General and administrative expenses	3,756,679	1,470,759	456,997	(1)	5,684,435	456,997	(1)	5,684,435	456,997	(1)	5,684,435
INCOME (LOSS) FROM OPERATIONS	8,348,057	(1,470,759)	(456,997)		6,420,301	(456,997)		6,420,301	(456,997)		6,420,301

OTHER INCOME:
Share of net loss from equity investees	(4,594)	-	-		(4,594)	-		(4,594)	-		(4,594)
Interest income	357,623	3,591,844	(3,591,844	)(2)	357,623	(3,591,844	)(2)	357,623	(3,591,844	)(2)	357,623
Other income, net	19,982	-	-		19,982	-		19,982	-		19,982
Total other income, net	373,011	3,591,844	(3,591,844)		373,011	(3,591,844)		373,011	(3,591,844)		373,011

INCOME BEFORE INCOME TAXES	8,721,068	2,121,085	(4,048,841)		6,793,312	(4,048,841)		6,793,312	(4,048,841)		6,793,312
INCOME TAXES EXPENSES	(130,307)	-	-		(130,307)	-		(130,307)	-		(130,307)
NET INCOME	8,590,761	2,121,085	(4,048,841)		6,663,005	(4,048,841)		6,663,005	(4,048,841)		6,663,005
Less: net income attributable to non-controlling interest	$342,339	-	-		342,339	-		342,339	-		342,339
NET INCOME ATTRIBUTABLE TO THE COMPANY	$8,248,422	$2,121,085	$(4,048,841)		$6,320,666	$(4,048,841)		$6,320,666	$(4,048,841)		$6,320,666

BASIC AND DILUTED EARNINGS PER SHARE:
Basic and diluted net income per share for redeemable ordinary shares	-	$0.41	-		-	-		-	-		-
Weighted average shares outstanding of redeemable ordinary shares	-	6,507,392	-		-	-		-	-		-
Basic and diluted net income (loss) per share for non-redeemable ordinary shares and preferred shares	$0.05	$(0.26)			$0.11			$0.12			$0.12
Weighted average shares outstanding of non-redeemable ordinary shares and preferred shares- basic and diluted	150,146,187	2,032,000			55,975,421			54,724,411			53,473,400

(A)	Derived from the audited statement of operations of Gamehaus for the fiscal year ended June 30, 2024.
(B)	Derived from the historical statement of operations of Golden Star for the 12 months ended June 30, 2024, which are derived from the audited statement of operations of Golden Star for the year ended December 31, 2023 and the unaudited historical statements of operations of Golden Star for the six months ended June 30, 2024 and 2023.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1.	Basic of Presentation

The Business Combination is expected to be accounted for as a reverse recapitalization in accordance with U.S. GAAP, whereby Golden Star is treated as the acquired company and Gamehaus is treated as the acquirer. Accordingly, for accounting purposes, the Business Combination is expected to be treated as the equivalent of Pubco issuing stock for the net assets of Golden Star, accompanied by a recapitalization. The net assets of Golden Star will be stated at historical cost, with no goodwill or other intangible assets recorded. Subsequently, results of operations presented for the period prior to the Business Combination will be those of Gamehaus.

The unaudited pro forma condensed combined balance sheet as of June 30, 2024 gives pro forma effect to the Business Combination as if it had been consummated on June 30, 2024. The unaudited pro forma condensed combined statement of operations for the fiscal year ended June 30, 2024 give pro forma effect to the Business Combination as if it had been consummated on July 1, 2023.

The unaudited pro forma condensed combined balance sheet as of June 30, 2024 and the related notes included elsewhere in the Proxy Statement/Prospectus has been prepared using, and should be read in conjunction with, the following:

●	Gamehaus’ audited consolidated balance sheet as of June 30, 2024 and the related notes included elsewhere in the Proxy Statement/prospectus; and

●	Golden Star’s unaudited condensed balance sheet as of June 30, 2024 and the related notes included in the June 30 Form 10-Q.

The unaudited pro forma condensed combined statement of operations for the fiscal year ended June 30, 2024 has been prepared using, and should be read in conjunction with, the following:

●	Gamehaus’ audited consolidated statement of operations for the fiscal year ended June 30, 2024 and the related notes included elsewhere in the Proxy Statement/Prospectus; and

●	Golden Star’s audited statement of operations for the fiscal year ended December 31, 2023, unaudited statements of operations for the six months ended June 30, 2024 and 2023, and the related notes included in the June 30 Form 10-Q.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma condensed combined financial information does not give effect to any synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination.

The pro forma adjustments reflecting the completion of the Business Combination are based on currently available information and assumptions and methodologies that management believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. Management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at the current time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of Gamehaus and Golden Star.

2.	Accounting Policies

Upon consummation of the Business Combination, management will perform a comprehensive review of Gamehaus’ and Golden Star’s accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the post-combination company. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information.

3.	Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.

The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the post-combination company filed consolidated income tax returns during the periods presented.

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined consolidated statement of operations are based upon the number of Golden Star’s shares outstanding, assuming the Initial Public Offering of Golden Star and Business Combination occurred on July 1, 2023.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

(1)	Reflects the release of cash from cash and Marketable Securities held in the Trust Account.

(2)	Reflects the payments of Golden Star’s deferred underwriting commission, promissory notes to the Sponsor and due to related party and accounts payable, while offsetting the accrued expenses and other current liabilities against prepaid expenses as Gamehaus accrued and paid the prepaid expenses.

(3)	Represents preliminary estimated transaction costs expected to be incurred and paid by Golden Star and Gamehaus of approximately $0.5 million and $2.0 million, respectively, for legal, audit, financial advisory, and other professional fees. As of June 30, 2024, amounts already incurred and paid by Golden Star and Gamehaus were nil and $1.6 million, respectively. The estimated transaction costs exclude the deferred underwriting commissions included in (2) above.

(4)	Scenario 1 assumes that no other Golden Star’s Public Shareholders exercise their redemption rights and that all Golden Star shares are transferred to shareholders’ equity, except for 2,801,372 shares redeemed by a number of shareholders of Golden Star in an aggregate principal amount of $30.4 million subsequent to June 30, 2024.

Scenario 2 assumes that 50% of Golden Star’s remaining Public Shareholders exercise their redemption rights and $44.4 million would be paid out in cash for the redemption, which represents 2,801,372 shares redeemed by a number of shareholders of Golden Star in an aggregate principal amount of $30.4 million subsequent to June 30, 2024 and 1,251,011 shares redeemed in assumption.

Scenario 3 assumes that 100% of Golden Star’s Public Shareholders exercise their redemption rights with respect to the 5,303,393 Public Shares currently outstanding, and that $58.3 million is paid out in cash for the redemption, among which 2,801,372 shares redeemed by a number of shareholders of Golden Star in an aggregate principal amount of $30.4 million subsequent to June 30, 2024.

(5)	Reflects (a) recapitalization of Gamehaus through issuance of Golden Star shares and elimination of Golden Star’s historical accumulated earnings; and (b) the contribution of all the share capital in Gamehaus to Golden Star.

In Scenario 1, which assumes that no other Golden Star’s Public Shareholders exercise their redemption rights, except for 2,801,372 shares redeemed by a number of shareholders of Golden Star in an aggregate principal amount of $30.4 million subsequent to June 30, 2024. The total ordinary shares outstanding upon completion of the Business Combination would be 55,975,421 at the par value of $0.0001 per share, amounting to $5,598 in total, which includes $4,038 relating to Class A Ordinary Shares and $1,560 relating to Class B Ordinary Shares.

In Scenario 2, which assumes that 50% of Golden Star’s Public Shareholders exercise their redemption rights, representing 2,801,372 shares redeemed by a number of shareholders of Golden Star in an aggregate principal amount of $30.4 million subsequent to June 30, 2024 and 1,251,011 shares redeemed in assumption. The total ordinary shares outstanding upon completion of the Business Combination would be 54,724,411, at the par value of $0.0001 per share, amounting to $5,472 in total, which includes $3,912 relating to Class A Ordinary Shares and $1,560 relating to Class B Ordinary Shares.

In Scenario 3, which assumes that 100% of Golden Star’s Public Shareholders exercise their redemption rights, with respect to 5,303,393 shares, among which 2,801,372 shares redeemed by a number of shareholders of Golden Star in an aggregate principal amount of $30.4 million subsequent to June 30, 2024. The total ordinary shares outstanding upon completion of the Business Combination would be 53,473,400, at the par value of $0.0001 per share, amounting to $5,347 in total, which includes $3,787 relating to Class A Ordinary Shares and $1,560 relating to Class B Ordinary Shares.

(6)	Reflects the Golden Star’s drawdown of $250,000 from the Promissory Notes to pay the extension contribution of $50,000 each month for July to November 2024, subsequent to June 30, 2024.

(7)	Reflects the interest earned in the Trust Account from July through September 2024.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined statements of operations for the fiscal year ended June 30, 2024 are as follows:

(1)	Reflects an adjustment for the transaction costs as if the Business Combination had been consummated on July 1, 2023. These transaction costs are not expected to recur beyond 12 months after the transaction.

(2)	Represents an adjustment to eliminate interest income and other income related to cash and investment held in Trust Account.

4.	Income per Share

Represents the net income per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since July 1, 2023. As the Business Combination is being reflected as if it had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire period presented. When assuming maximum redemption, this calculation is adjusted to eliminate such shares for the entire period.

	Assuming Minimum Redemptions	Assuming 50% Redemptions	Assuming 100% Redemptions
Pro forma net income for the fiscal year ended June 30, 2024	$6,320,666	$6,320,666	$6,320,666
Pro forma weighted average shares calculation - basic and diluted	-	-	-
Golden Star Public Shares	2,502,021	1,251,011	-
Golden Star Founder Shares	1,725,000	1,725,000	1,725,000
Private Shares	307,000	307,000	307,000
Shares issuable upon the conversion of the Public and Private Rights held by Golden Star Shareholders	1,441,400	1,441,400	1,441,400
Gamehaus Shares	50,000,000	50,000,000	50,000,000
Pro forma weighted average shares outstanding - basic and diluted	55,975,421	54,724,411	53,473,400

Pro forma net income for the fiscal year ended June 30, 2024 per share - basic and diluted	$0.11	$0.12	$0.12